1 Earnings Presentation | 1Q26 1Q26 Earnings Presentation May 2026

2 Earnings Presentation | 1Q26 1. CEO Overview 2. Business Overview 3. Financial Performance João Vitor Menin | Global CEO Alexandre Riccio | Brazil CEO Santiago Stel | SVP CFO Agenda

3 Earnings Presentation | 1Q26 CEO Overview João Vitor Menin | Global CEO

4 Earnings Presentation | 1Q26 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 44.0 11 49 91 151 183 206 243 275 287 315 336 374 395 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Loans and advancements to costumers, gross of provision expenses. Net Income Total Clients Highlights 1Q26 +15.5%R$50bn +33% YoY growth Gross Loan Portfolio1 ROE +263 Basis Points YoY

5 Earnings Presentation | 1Q26 Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance Stay Tuned! Nasdaq Marketsite, New York City 9 a.m. EST May 11th Live Webcast registration

Earnings Presentation | 1Q26

inter

Owner's Day Agenda

The Vision



João Vitor Menin
Global CEO

The Financial Strategy



Santiago Stel
SVP CFO

The Execution



Alexandre Riccio
Brazil CEO



Priscila Salles
CCO



Rodrigo Gouveia
CBO



Rafaela Vitoria
Head of IR

The Enablers



Guilherme Ximenes
CIO



Mauro Rangel
Credit & Collec. Officer



Marlos Araujo
CRO



Thaís Lemos
CHRO

6

Earnings Presentation | 1Q26

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CEO Overview Business Update Financial Performance Closing Remarks Appendix 7

8 Earnings Presentation | 1Q26 Business Update Alexandre Riccio | Brazil CEO

9 Earnings Presentation | 1Q26 54.9% 55.3% 55.9% 56.9% 57.2% 57.7% 57.9% 58.0% 58.6% 17.4 18.4 19.5 20.6 21.6 22.7 23.9 25.0 25.8 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 44.0 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4 0. 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 +1.0 +1.0 +1.1 +1.0 +1.0 +1.1 +1.2 +1.1 +0.8 0 0.5 1 1.5 Δ A ct iv e cl ie nt s Total Number of Clients In millions Note: Definitions are in the Glossary section of this Earnings Presentation. +4.2 +4.2 Client growth fueling a stronger and more active base Active clients Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance Highest quarterly delta in activation rate since 2024 Disciplined low CAC Focused on increasing principality

10 Earnings Presentation | 1Q26 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 23 Th o us an d s Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions % YoY +25% +8% +20%11.9 12.3 12.9 14.1 13.7 14.6 15.6 16.9 16.5 11.3 12.0 12.6 13.7 13.2 13.9 14.2 15.8 14.3 234 266 294 337 315 346 383 430 396 257 290 320 364 342 374 412 462 427 - 2 0 .0 4 0 .0 6 0 .0 8 0 .0 1 0 .0 1 20 .0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Credit Debit Pix Quarters of relationship ˜9% PIX transactions Market Share2 R$ 1.7 trillion 1Q26 Run Rate +26% 1Q26 1Q18 High activation levels translating into strong TPV growth Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Scale of PIX volume was reduced to fit on page. Note 2: Market data from Banco Central do Brasil, excluding transactions outside of SPI. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance

11 Earnings Presentation | 1Q26 YoY +33% Total +26% Unsecured² +37% Secured³ 9.6; 78.5% 11.7; 76.9% 11.7; 74.8% 1.5; 12.4% 2.0; 13.0% 2.2; 14.4% 1.1; 9.1% 1.5; 10.1% 1.7; 10.8% 12.3 15.3 15.6 - 2 .0 4 .0 6 .0 8 .0 1 0. 1 2.0 1 4.0 1 6.0 1Q25 4Q25 1Q26 24.4; 65.2% 32.1; 66.6% 33.4; 67.0% 13.0; 34.8% 16.1; 33.4% 16.4; 33.0% 37.4 48.3 49.8 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 6 0 .0 1Q25 4Q25 1Q26 0.20 1.9 2.5 0 .0 0 .50 1 .0 1 .50 2 .0 2 .50 3 .0 1Q25 4Q25 1Q26 Healthy and balanced growth across the credit portfolio Private Payroll Portfolio In R$ billion Credit Card Portfolio Breakdown In R$ billion 27%QoQ +31% +27% Total +52% Installments with Interest +48% Revolving + Overdue +21% Transactor +0.6 bn Loan Portfolio1 In R$ billion 33% Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Loan Portfolio = Loans and advancements to custumers, gross of provision expenses. Note 2: Non-collateralized: credit card loans + personal loans that aren’t payroll linked or has any guarantees. Note 3: Collateralized: Loans and advancements to custumers – Non-collateralized. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance YoY

12 Earnings Presentation | 1Q26 8. 1% 8. 2% 4. 3% 3. 9% 2. 4% 0 .5% 1. 2% 0 .5% 9.6% 8.5% 4.6% 4.3% 2.6% 2.5% 1.3% 0.7% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% Home Equity PF PIX Transactions FGTS Loans Tesouro Direto Investing Cards TPV Private Payroll Time + Demand Deposits Mortgage Loans 1Q25 Market Share In % Gaining market share across every key product 1Q26 + 15 8 b p s + 39 bp s + 35 bp s + 36 bp s + 19 9 b p s + 16 b p s + 6 b p s 2 1 34 56 7 Note 1: Total number PIX transactions in 1Q26 and 1Q25 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2: Total Home Equity PF Portfolio in March/2026 and March/2025. Market data from ABECIP. Note 3: Tesouro Direto Balance. Market data from Tesouro Transparente: March/2026 and March/2025. Data from Tesouro Transparente. Note 4: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdrawals (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from March/2026 by Inter’s March/2026 FGTS loans portfolio. Note 5: Total demand and time deposits. Data data from Banco Central do Brasil from March/2026 and March/2025. Note 6: Market data from Banco Central do Brasil, from March/2026 and March/2025. Note 7: Market data from Banco Central do Brasil. Note 8: Total Cards TPV in 4Q25 and 4Q24, market data from ABECS. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance + 16 b p s 8

13 Earnings Presentation | 1Q26 Financial Performance Santiago Stel | SVP CFO

Earnings Presentation | 1Q26

inter

Strong credit growth driven by a disciplined diversification strategy

Loan Portfolio[1] & Loan per active client
In R$ billion & in R$ thousands


1.77
1.79
1.73
1.73
1.73
1.77
1.83
1.93
1.93
30.9
33.0
33.7
35.6
37.4
40.2
43.8
48.3
49.8
4.2; 13.6%
10.1; 32.8%
7.4; 24.1%
2.5; 8.1%
6.6; 21.5%
5.2; 15.8%
10.5; 31.9%
7.6; 22.9%
2.8; 8.4%
6.9; 21.0%
4.7; 13.8%
10.8; 32.0%
8.0; 23.7%
3.1; 9.3%
7.1; 21.2%
4.3; 12.1%
11.8; 33.1%
8.2; 23.1%
3.4; 9.7%
7.8; 21.9%
4.0; 10.8%
12.3; 32.8%
8.9; 23.8%
3.6; 9.6%
8.6; 23.0%
4.0; 9.9%
13.0; 32.3%
10.0; 24.7%
3.8; 9.5%
9.5; 23.6%
4.3; 9.7%
14.0; 31.9%
11.1; 25.3%
4.2; 9.5%
10.4; 23.7%
4.7; 9.7%
15.3; 31.6%
12.1; 25.1%
4.6; 9.6%
11.5; 23.9%
4.1; 8.3%
15.6; 31.3%
12.8; 25.6%
5.1; 10.3%
12.2; 24.5%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
QoQ
YoY
+0%
+11%
Loan per Active Client²
+3%
+33%
Total
-12%
+2%
SMBs³
+2%
+27%
Credit Card
+11%
+38%
Payroll + Personal Loans⁴
+10%
+43%
Home Equity⁵
+6%
+42%
Mortgage⁶

Note: Definitions are in the Appendix section of this Earnings Release. **Note 1:** Data from Banco Central do Brasil. **Note 2:** Total gross loan portfolio divided by total active clients. **Note 3:** SMB includes Agribusiness loans. **Note 4:** Personal includes payroll deductible loans, overdraft, credit card renegotiations, FGTS, Private Payroll, and other loans. **Note 5:** Home Equity includes both business and individuals' portfolio. **Note 6:** Considers Mortgage and US Mortgage, excludes Home Equity.

CEO Overview Business Update Financial Performance Closing Remarks Appendix
14

Earnings Presentation | 1Q26

inter

Sound asset quality amid fast portfolio growth

NPLs[1]
In %



5.0%
5.0%
5.1%
4.9%
4.6%
4.6%
4.5%
4.7%
5.1%
NPL > 90 days
4.6%
4.3%
4.1%
4.0%
4.3%
4.1%
4.1%
4.0%
4.6%
NPL 15 to 90 days
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26

Credit Cards NPL > 90 Days per Cohort[2]
In %



4Q25
4Q21
3
4
5
6
7
8
9
10
11
12
Months of Relationship

NPL and Stage 3 Formation
In %



1.55%
1.67%
1.87%
1.85%
1.66%
1.60%
1.65%
1.95%
1.99%
1.52%
1.65%
1.65%
1.23%
1.21%
1.52%
1.46%
1.62%
1.69%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
NPL Formation
Stage 3 Formation

All-in Cost of Risk[3] & Coverage Ratio[4]
In %



4.9%
4.7%
4.9%
4.8%
4.6%
5.0%
5.4%
5.3%
5.6%
Cost of Risk
4.6%
4.7%
5.2%
5.0%
5.1%
Cost of Risk Excl. Private Payroll
133%
130%
130%
136%
143%
143%
146%
141%
137%
Coverage Ratio
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Considering Gross Loan Portfolio. **Note 2:** Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. **Note 3:** Considering Gross Loan Portfolio and securities that generates provision expenses. **Note 4:** Considering "Provision for expected credit losses on loan commitments".

CEO Overview | Business Update | Financial Performance | Closing Remarks | Appendix

15

16 Earnings Presentation | 1Q26 +2% +25% Total Funding +12% +1% Other² +6% +40% Securities Issued +2% +32% Time Deposits³ -5% +16% Transactional Deposits⁴13.8; 32% 15.1; 32% 15.9; 32% 17.6; 32% 16.5; 28% 17.1; 28% 18.4; 27% 20.2; 28% 19.1; 26% 16.9; 39% 18.8; 39% 21.2; 42% 23.0; 42% 25.1; 42% 27.3; 44% 30.9; 45% 32.4; 44% 33.1; 45% 8.2; 19% 8.5; 18% 9.0; 18% 9.9; 18% 10.7; 18% 11.4; 18% 12.2; 18% 14.1; 19% 15.0; 20% 4.8; 11% 5.3; 11% 4.1; 8% 4.5; 8% 6.8; 12% 6.4; 10% 6.4; 9% 6.1; 8% 6.9; 9% 43.8 47.8 50.3 55.1 59.1 62.2 67.9 72.9 74.1 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 1.77 1.85 1.90 1.98 1.93 1.96 2.06 2.11 2.02 1 .7 1 .7 1 .8 1 .8 1 .9 1 .9 2 .0 2 .0 2 .1 2 .1 2 .2 Funding, Funding per Active Client and Loans over Deposits In R$ billions, in R$ thousands & in % High-growth and diversified funding franchise 70% 69% 67% 65% 63% 65% 65% 66% 67% 6 0% 6 5% 7 0% 7 5% 8 0% Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Includes savings deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and on lending). Note 3: Excluding “Conta com Pontos” balance. Note 4: Includes “Conta com Pontos” balance and demand deposits. Note 5: Total loans/Total funding. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance QoQ YoY +1.1 p.p. +4.0 p.p. Loans to Deposits Ratio⁵ -4% +5% Deposits per Active Client¹

17 Earnings Presentation | 1Q26 Cost of Funding1 In %, annualized One of the lowest Cost of Funding in the industry Low and stable cost of funding sustaining competitive advantages 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 7.0% 6.8% 6.8% 7.1% 8.3% 9.4% 10.2% 9.8% 9.5% 61.9% 64.3% 65.4% 64.2% 63.8% 64.8% 68.2% 65.6% 64.1% 64.0% 64.3% 62.4% 64.2% 65.9% 67.0% 65.1% 67.7% 65.2% 2.0% 7.0% 12.0% 17.0% 22.0% 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 QoQ YoY -2.5 p.p. -0.7 p.p. Cost of Funding as % of CDI (business days normalized) -1.4 p.p. +0.3 p.p. Cost of Funding as % of CDI -0.0 p.p. +1.9 p.p. Average Daily CDI Rate -0.2 p.p. +1.3 p.p. Cost of Funding Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Average CDI daily rate during the quarter. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance

18 Earnings Presentation | 1Q26 992; 71% 1,042; 70% 1,164; 69% 1,258; 68% 1,363; 74% 1,470; 73% 1,623; 75% 1,819; 76% 1,882; 77% 409; 29% 437; 30% 512; 31% 586; 32% 475; 26% 534; 27% 539; 25% 579; 24% 559; 23% 1,401 1,479 1,676 1,844 1,838 2,003 2,162 2,398 2,441 2,291 2,404 2,684 2,963 3,162 3,567 3,977 4,294 4,346 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 4 ,0 00 4 ,5 00 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 QoQ YoY +1% +37% Total Gross Revenue +2% +33% Total Net Revenue -3% +18% Net Fee Revenue +3% +38% Net Interest Income Revenue In R$ millions Diversified revenue streams delivering consistent compounding growth Note: Definitions are in the Glossary section of this Earnings Presentation. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance

19 Earnings Presentation | 1Q26 0 10 20 30 40 50 60 70 80 90 100 110 12 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 17.8 18.1 18.7 19.6 18.2 19.1 20.2 21.2 21.0 30.1 30.4 32.5 33.6 31.4 32.3 33.2 35.1 34.1 12.4 12.3 13.8 14.0 13.1 13.1 13.1 13.8 13.1 45.2 44.7 47.2 49.3 50.0 53.7 56.8 58.5 57.0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Margin per Active Client (Net of Interest Expenses) Net ARP AC Cost to Serve Gross ARPAC ARPAC and CTS Evolution In R$, monthly New cohorts showing increasingly monetization with disciplined CTS Quarters of Relationship R$133 Mature Gross ARPAC Gross ARPAC By Cohort In R$, monthly R$57 Avg. Gross ARPAC 1Q26 1Q21 QoQ YoY -3% +14% -3% +9% -5% -1% -1% +15% Note: Definitions are in the Glossary section of this Earnings Presentation. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance

20 Earnings Presentation | 1Q26 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 5.8% 4.3% 3.2% 6.0% 8.4% 3.8% 2.5% 2.4% 7.9% 0. 0% 2. 0% 4. 0% 6. 0% 8. 0% 10. 0% 12. 0% 14. 0% 16. 0% 8.22% 8.24% 8.68% 8.74% 8.84% 9.07% 9.28% 9.57% 9.54% 4.81% 4.91% 5.16% 5.30% 5.51% 5.56% 5.62% 5.92% 5.58% 3. 00% 4. 00% 5. 00% 6. 00% 7. 00% 8. 00% 9. 00% 10. 00% 11.0 0% 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 NIM 2.0 NIM1 In % NIM 2.0 Risk-Adjusted Average CDI of the Quarter Annualized IPCA of the Quarter Asset ÷ Equity²9.0x8.9x8.4x7.9x7.7x7.3x 9.4x 9.5x Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Note 2: Total assests/ Total shareholder's equity. 9.5x NIM resilience reflecting our pricing power

21 Earnings Presentation | 1Q26 Expenses Breakdown In R$ millions 395; 63% 403; 61% 475; 60% 496; 59% 528; 64% 540; 62% 543; 60% 589; 58% 618; 62% 190; 30% 204; 31% 259; 33% 284; 34% 235; 28% 257; 29% 285; 31% 313; 31% 285; 29% 42; 7% 53; 8% 53; 7% 61; 7% 67; 8% 77; 9% 85; 9% 112; 11% 93; 9% 628 660 787 841 831 873 913 1,015 996 - 2 0 0 4 0 0 6 0 0 8 0 0 1 ,0 0 1 ,2 0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 QoQ YoY -2% +20% Total -17% +38% Depreciation and amortization -9% +21% Personnel +5% +17% Administrative Controlled expenses while we keep scaling our business Note: Definitions are in the Glossary section of this Earnings Presentation. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance

22 Earnings Presentation | 1Q26 62.4% 53.4% 51.7% 51.4% 47.7% 47.6% 50.4% 48.5% 48.3% 47.1% 45.2% 45.5% 43.8% 4 0. 0% 4 5. 0% 5 0. 0% 5 5. 0% 6 0. 0% 6 5. 0% 7 0. 0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 SG&A 100 97 103 105 105 111 132 141 139 147 153 170 167 113 124 128 138 145 163 181 180 194 212 234 238 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Efficiency Ratio2 In % Revenue and Expenses In %, index in a 100 basis Inter Pag acquisitionNet Revenue IOC adjusted1 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Revenues minus taxes on interest on own capital. Note 2: Excluding taxes on interest on own capital. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance Operating leverage in action with expenses growing well below revenues

23 Earnings Presentation | 1Q26 0.8% 3.3% 6.2% 10.0% 11.3% 12.1% 14.1% 15.7% 16.3% 17.6% 17.9% 18.9% 19.4% 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 13.9% 14.2% 15.1% 15.5% 11 49 91 151 183 206 243 275 287 315 336 374 395 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Net Income ROE Net Income & ROE In R$ millions and in % ROTE Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance ROA 1.57%1.52%1.53%1.46%1.50%1.42%1.28%1.19%1.05%0.70%0.40% 1.60%0.10% Note: Definitions are in the Glossary section of this Earnings Presentation. Crossing the 15.5% ROE with momentum to go further

24 Earnings Presentation | 1Q26 Closing Remarks João Vitor Menin | Global CEO

25 Earnings Presentation | 1Q26 Banking Revolution AI Banking Revolution

26 Earnings Presentation | 1Q26 Nasdaq Marketsite, New York City 9 a.m. EST May 11th Live Broadcast here

27 Earnings Presentation | 1Q26 Q&A

28 Earnings Presentation | 1Q26 Appendix

29 Earnings Presentation | 1Q26 23.0% 20.3% 19.3% 17.0% 15.2% 14.7% 14.4% 13.3% 12.0% 11.6% 0.6% 0.6% 1.3% 1.3% 1.8% 1.9% 15.7% 14.6% 14.4% 14.0% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Basel Ratio – Banco Inter S.A. In % 6% 8% 6% 7% 6% 8% 2% 7% 8% 1% 10% 4% 7% 2% 6% 5% 8% 9% 10% 3% -3% -1% 1% 3% 5% 7% 9% 11% Loan Portfolio QoQ Growth RWA QoQ Growth Tier 1 Core Capital Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. 3.8 3.8 1.6 1.6 2.1 5.5 7.6 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 Reference Equity In R$ billions Significant excess capital in the holding structure Tier 2 Additional Capital Basel Ratio Tier 1 Perpetual Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 2: Excess capital within Conglomerado Prudencial Banco Inter S.A. Note 3: Additional and minimum tier 1 capital requirements. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance Capital Structure +38%

Earnings Presentation | 1Q26

inter

Balance Sheet (In R$ million)

	03/31/2026	12/31/2025	03/31/2025	Variation % ΔQoQ	Variation % ΔYoY
Balance Sheet					
Assets					
Cash and equivalents	4,297	3,802	1,459	+13.0%	+194.6%
Amounts due from financial institutions	4,757	4,600	6,595	+3.4%	-27.9%
Deposits at Central Bank of Brazil	7,888	7,868	5,648	+0.3%	+39.6%
Securities, net of provisions for expected credit losses	27,341	29,010	24,703	-5.8%	+10.7%
Derivative financial instruments	32	59	8	-46.5%	+286.5%
Net loans and advances to customers	46,485	45,251	35,088	+2.7%	+32.5%
Property and equipment	364	381	359	-4.7%	+1.2%
Intangible assets	2,100	2,024	1,926	+3.8%	+9.1%
Deferred tax assets	1,917	1,789	1,849	+7.1%	+3.7%
Other assets	3,890	3,450	2,655	+12.7%	+46.5%
Total assets	**99,070**	**98,612**	**80,559**	**+0.5%**	**+23.0%**
Liabilities					
Deposits from clients	54,151	54,883	43,648	-1.3%	+24.1%
Deposits from banks	15,730	14,586	13,808	+7.8%	+13.9%
Securities issued	14,999	14,127	10,698	+6.2%	+40.2%
Derivative financial liabilities	70	54	6	+29.9%	+1099.4%
Other liabilities	2,400	2,629	2,195	-8.7%	+9.3%
Total Liabilities	**88,656**	**88,219**	**71,546**	**+0.5%**	**+23.9%**
Equity					
Equity attributable to owners of the Company	10,195	10,170	8,901	+0.2%	+14.5%
Non-controlling interest	219	223	112	-2.1%	+94.8%
Total equity	**10,414**	**10,393**	**9,013**	**+0.2%**	**+15.5%**
Total liabilities and equity	**99,070**	**98,612**	**80,559**	+0.5%	+23.0%

Income Statement (In R$ million)

	1Q26	4Q25	1Q25	Variation % ΔQoQ	Variation % ΔYoY
Income Statement					
Interest income	2,569	2,477	1,807	+3.7%	+42.2%
Interest expenses	(1,751)	(1,720)	(1,179)	+1.8%	+48.6%
Income from securities, derivatives and foreign exchange	1,064	1,062	735	+0.1%	+44.8%
Net interest income and income from securities, derivatives and foreign exchange	**1,882**	**1,819**	**1,363**	**+3.4%**	**+38.1%**
Net revenues from services and commissions	496	539	460	-7.9%	+7.9%
Expenses from services and commissions	(46)	(52)	(41)	-11.3%	+12.1%
Other revenues	109	92	56	+19.0%	+94.2%
Revenue	**2,441**	**2,398**	**1,838**	**+1.8%**	**+32.8%**
Impairment losses on financial assets	(781)	(693)	(514)	+12.8%	+52.1%
Net result of losses	**1,660**	**1,705**	**1,324**	**-2.7%**	**+25.3%**
Administrative expenses	(618)	(589)	(528)	+4.9%	+17.0%
Personnel expenses	(285)	(313)	(235)	-9.1%	+21.2%
Tax expenses	(187)	(225)	(136)	-17.3%	+37.1%
Depreciation and amortization	(93)	(112)	(67)	-16.7%	+38.4%
Profit before income tax	**477**	**465**	**358**	**+2.6%**	**+33.4%**
Income tax	(60)	(63)	(51)	-5.2%	+17.4%
Net income from controlling and non-controlling interests	418	402	307	+3.8%	+36.1%
Non-controlling interest	(23)	(28)	(20)	-18.6%	+12.3%
Net income	**395**	**374**	**287**	**+5.4%**	**+37.8%**

CEO Overview | Business Update | Financial Performance | Closing Remarks | Appendix

30

31 Earnings Presentation | 1Q26 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate” , “project” , “predict” , “plan” , “believe” , “can” , “expectation” , “anticipate” , “ intend” , “aimed” , “potential” , “may” , “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20F. The numbers for our key metrics Unit Economics), which include active users, as average revenue per active client ARPAC, cost to serve CTS, are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL  90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume GMV, Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP  Non-int. CC Receivables 1.0, Net Interest Margin IEP 2.0, Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP  Non-int. CC Receivables 1.0, Risk Adjusted Net Interest Margin IEP 2.0, Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Closing RemarksBusiness UpdateCEO Overview AppendixFinancial Performance

Earnings Presentation | 1Q26

inter

Non-IFRS measures and KPIs

Activation Rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:

We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Annualized interest rates:

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Anticipation of credit card receivables:

Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:

Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Basel ratio:

$$\frac{\text{Referential equity}}{\text{Risk weighted assets}}$$

Card+PIX TPV:

PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:

Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others)}}$$

CEO Overview Business Update Financial Performance Closing Remarks Appendix

32

Earnings Presentation | 1Q26

inter

Non-IFRS measures and KPIs

Cost of funding normalized by business days:

$$\frac{\text{Interest expenses} \times 4 \div \text{business days in the quarter} \times 63}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities}\\ \text{(demand deposits, time deposits, savings deposits, creditors by}\\ \text{resources to release, securities issued, securities sold under agreements to repurchase,}\\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes +}\\ \text{Certificates of agricultural receivables + Certificates of real estate receivables + Debenture (Fair value through}\\ \text{other comprehensive income) + Ruralproduct bill + Debentures (Amortized cost) + Investment fund quotas +}\\ \text{+ Certificates of real estate receivables + Debentures + Bank deposit certificates + Certificates of agricultural}\\ \text{receivables + Agribusiness credit bills + Commercial promissory notes + Real estate}\\ \text{credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense + Administrative Expenses + Depreciation and Amortization}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense + Administrative expenses + Depreciation and amortization}}{\begin{array}{c}\text{Net Interest Income + Net result from services and comissions + Other revenue} -\\ \text{Tax expenses + Taxes on interest on own capital}\end{array}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions + Other revenue}}{\text{Net Interest Income + Net result from services and comissions + Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and on-lending

Global Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

CEO Overview Business Update Financial Performance Closing Remarks Appendix

33

Earnings Presentation | 1Q26

inter

Non-IFRS measures and KPIs

Loan portfolio:

Loans and Advance to Customers, gross of provision for expected losses

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Net interest income:

Interest Income + Interest Expenses + Income from securities + Income from derivatives

Net revenue:

Net interest income + Net fee income

Net revenue IOC adjusted:

Net interest income + Net fee income + Taxes on interest on own Capital

NIM 2.0 - IEP Only:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits}}$$

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL > 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days in the previous quarter + Write – off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Primary Banking Relationship:

A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on Average Equity (ROE):

$$\frac{\text{(Profit (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Return on Average Tangible Equity (ROTE):

$$\frac{\text{(Profit (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity} - \textit{intangible assets}}$$

CEO Overview Business Update Financial Performance Closing Remarks Appendix

34

Earnings Presentation | 1Q26

inter

Non-IFRS measures and KPIs

Risk-Adjusted NIM 2.0:

$$\frac{\left(\begin{array}{c}\text{Net interest income and income from securities, derivatives and foreign exchange} \\ -\text{Impairment losses on financial assets}\end{array}\right) \times 4}{\begin{array}{c}\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions,} \\ \text{net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for} \\ \text{expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected} \\ \text{credit losses - Interbank deposits - Credit card transactor portfolio)}\end{array}}$$

SG&A:

Administrative Expenses + Personnel Expenses + Depreciation and Amortization

Securities:

Income from securities and derivatives – Income from derivatives

Stage 3 formation:

$$\frac{\begin{array}{c}\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} \\ +\text{Write} - \text{off change in the current quarter}\end{array}}{\text{Total loans and advance to customers in the previous quarter}}$$

Total gross revenue:

Interest income + (Revenue from services and commissions − Cashback expenses − Inter rewards)
+ Income from securities and derivatives + Other revenue

CEO Overview Business Update Financial Performance Closing Remarks Appendix 35

36 Earnings Presentation | 1Q26 E A R N I N G S P R E S E N T A T I O N | 4 Q 2 4